Mail Stop 3561

May 28, 2010

Molly Country, President
Subprime Advantage, Inc.
501 W. Broadway, Suite A-323
San Diego, California 92101

> **Re:** **Subprime Advantage, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-164850**

Dear Ms. Country:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

General

1. We note your response to prior comment four in our letter dated April 30, 2010 and your indication that you have revised the content of your web-site to archive properly those materials pursuant to Rule 433(e)(2). Our review of your web-site indicates that no such revisions have been made. Please confirm your understanding that to the extent the information located at these links is considered historical issuer information it must be identified as such and placed under "archives" in order for such information to not be considered a free writing prospectus.

Description of Business, page 19

Business Development Summary, page 19

2. We note your response to comment seven in our letter dated April 30, 2010. Please revise your discussion to explain why and how you intend to acquire real property under "4. Acquire Real Property."   Clarify whether, upon acquisition, you generally

intend to rent out such properties, sell them eventually or how you will otherwise "take advantage of investment opportunities in real estate." You state on page 24 that you intend to sell any investment properties, however, on page 40 you refer to the receipt of rental income for such investment properties. Please also discuss the criteria you intend to use when determining to make real estate acquisitions. If you intend to rent out the property, please explain who will manage the property while it is being rented.

3. Further, with respect to the Las Vegas condominium you recently purchased, please enhance your disclosure contained in your Risk Factor, Description of Business and Management's Discussion and Analysis sections to discuss:

- how you determined and why you believe $50,000 is the fair market value for this property and whether the sale has been completed or not, as you indicate that the short sale is still awaiting approval from the lender so it is unclear to us how you have taken title on the property;
- whether you believe that you can rent out this property at a rate that will cover all of the costs associated with it;
- how failure to obtain funding and failure to find a tenant for this property may impact your liquidity and capital resources for the next twelve months and the Stages you set forth on pages 19-20 and 38;
- the amount of funds you will need to cover the mortgage and monthly maintenance costs associated with the property and your ability to pay such costs while you try to obtain a tenant for the property (we note that you have quantified some of these amounts on page 24 but it does not appear that you have quantified all of them); and
- how the terms of reconveyance operate and under what circumstances you can revert the property back to the seller.

Please also remove the last two sentences from the related risk factor on page 9 as mitigating language is inappropriate for risk factor discussion. We may have further comments upon reading your response and revisions.

Business of Issuer, page 23

The Online Subprime Disadvantaged Property Opportunity, page 24

4. We note your response to comment five in our letter dated April 30, 2010. We further note you deleted the section titled the Inefficiencies of Traditional Property Buying and Selling Methods. However, the following statement remains in your registration statement:

- "To date, we believe that other real estate-related websites which have attempted to capitalize on this market opportunity have only recently aggregated a broad and extensive participation of subprime property owners and other industry participants; however with only a minimal focus on the current market conditions," page 25.

Please provide sources, marked and dated, for this statement and the bases of these beliefs or remove this statement from your document.

5. We note your statement on page one of your Prospectus Summary section that "[y]our lack of significant expenses and [y]our ability to commence marketing services will generate revenues sufficient to support the limited costs associated with [y]our initial ongoing operations for the next twelve months." We further note your statement on page 11 of your Use of Proceeds section that your capital needs are based on assumptions that you will "not incur additional obligations for personnel, office, etc. until such time as we either raise additional equity or debt, or generate revenues to support such expenditures." As applicable, please revise both your Prospectus Summary and Use of Proceeds section to reflect additional expenses and obligations incurred in connection with your real estate acquisition. Given this new property acquisition component to your business, please enhance your disclosure as to whether you still intend to generate revenues primarily from internet advertising, and fees for consumer and professional services. Please review your entire registration statement for compliance with this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Impact of Insufficient Capital On Our Business Strategy, page 36

6. We note your response to comment 13 in our letter dated April 30, 2010. Please expand your disclosure to include capabilities of your current website, whether this current website has the ability to generate funds and quantify the "nominal" maintenance costs associated with maintaining your current web-site.

Executive Compensation, page 41

7. We note your response to comment 14 in our letter dated April 30, 2010. We further note your inclusion of $1,000 in your summary compensation table. Please explain to us why this $1,000 is considered salary if it was used to purchase items for your operations. If you allocated, rather than "paid," Molly Country $1,000 for expenses, please state as much and remove the amounts from the Summary Compensation Table.

Index to Financial Statements, page 44

8. We note your response to comment 15 in our letter dated April 30, 2010. We await the filing of your March 31, 2010 financial statements.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Angie Kim, Attorney-Adviser, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Stoecklein, Esq.
       Stoecklein Law Group
       Via Facsimile